UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October, 2012

Commission File Number 0-26005

MICROMEM TECHNOLOGIES INC.

 777 Bay Street, Suite 1910, Toronto, ON  M5G 2C8

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]     Form 40-F [  ]

             [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [  ]     No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):        N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-134309) of Micromem Technologies Inc. and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Micromem Technologies Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Exhibit Index

Exhibit
Number	Exhibit Description

99.1	Press Release: Micromem Technologies Inc. Begins Routine Production of Patented Speed Control Product

99.2	Press Release: Micromem Technologies Inc. Files Interim Financial Statements

99.3	Financial Statements for period ending July 31, 2012

99.4	Management Discussion & Analysis for period ending July 31, 2012

99.5	CEO Management Certification

99.6	CFO Management Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

By: /s/ Joseph Fuda
Date: October 1, 2012	Name: Joseph Fuda
Title: Chief Executive Officer